AmperCap Acquisition Company

12 East 49th Street, 18th Floor

New York, NY 10017

May 29, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3030

Washington, D.C. 20549

Attention: Pearlyne Paulemon

Re:	AmperCap Acquisition Company
Registration Statement on Form S-1, as amended
Filed March 17, 2026
File No. 333-294363

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AmperCap Acquisition Company (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on June 2, 2026, or as soon as thereafter practicable, or at such other time as the Company or its outside counsel, EllenoffGrossman & Schole LLP, request by telephone that such Registration Statement be declared effective.

Very truly yours,

/s/ Harish Dadoo Gonzalez
Harish Dadoo Gonzalez
Co-Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP